Michael H. Bison 617.570.1933 mbison @goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

VIA EDGAR AND OVERNIGHT COURIER

October 7, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

Mail Stop – 6010

Attention: Jeffrey Riedler

Re:	Aegerion Pharmaceuticals, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed September 17, 2010 File No. 333-168721

Ladies and Gentlemen:

This letter is being furnished on behalf of Aegerion Pharmaceuticals, Inc. (the “Company”) in response to comments contained in the letter dated October 1, 2010 (the “Letter”) from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Marc D. Beer, Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1, as filed on August 10, 2010, as amended by Amendment No. 1 to the Registration Statement on Form S-1, as filed on September 17, 2010 (the “Registration Statement”). Amendment No. 2 to the Registration Statement (“Amendment No. 2”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on October 7, 2010.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 2 as marked. Copies of this letter and its attachments will also be provided to Vanessa Robertson, Mark Brunhofer, Jennifer Riegel and Suzanne Hayes of the Commission. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

United States Securities and Exchange Commission

October 7, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Valuation of Financial Instruments, page 57

1.	Please refer to your response to our prior comment 17. We believe that additional information related to the third-party valuations would be useful to investors. Therefore, please revise your disclosure to include the procedures you performed to validate the information you received from the third party specialists.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 56 of Amendment No. 2.

Stock-Based Compensation, page 57

2.	Please refer to your response to our prior comment 18. Please revise your table for stock option activity to disclose the weighted average fair value per share of common stock. Please explain any differences between the exercise price per share and the fair value per share.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 62 of Amendment No. 2.

3.	Please refer to your response to our prior comment 20. Your revised disclosure does not address our comment. Please revise your disclosure to clarify why the withdrawal of your IPO registration statement contributed to the decline in the fair value of your common stock. For example, one reason could be that the liquidity event was less likely.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 59 of Amendment No. 2.

4.	Please refer to your response to our prior comment 21. Please revise your disclosure to include the information related to this issue from your response dated September 23, 2010. Please clarify in your disclosure that during the quarter ended March 31, 2010, the board of directors concluded that there was no material change in the fair market value of the company’s common stock. Please disclose the qualitative factors the company considered in determining that the fair value had remained unchanged.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on pages 59-60 of Amendment No. 2.

5.	Please refer to your proposed disclosure included in your response filed on September 29, 2010. Please revise your disclosure to clarify whether all of the factors identified have been achieved.

United States Securities and Exchange Commission

October 7, 2010

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on pages 60-61 of Amendment No. 2.

Management

Executive Officers and Directors, page 94

6.	Please confirm that you have provided all of Mr. Beer’s business experience for the last five years. Alternatively, discuss his experience between November 2007 and August 2010.

RESPONSE: The Company respectfully confirms for the Staff that all of Mr. Beer’s business experience for the last five years is disclosed in the Registration Statement. Please note that from November 2007 through August 2010, Mr. Beer’s business experience consisted of serving on the boards of directors for the companies disclosed in the Registration Statement.

7.	Please expand your disclosure regarding Mr. Garrambone and Mr. Sasiela to disclose that such persons resigned in September 2010. In addition, to the extent that you have experienced problems retaining or attracting key executives, please revise your risk factor “Our future success depends on our ability to hire and retain our key executives and to attract, retain, and motivate qualified personnel” on page 37 to disclose information regarding any problems that you may have experienced.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on pages 37, 103 and 109 of Amendment No. 2.

Executive Compensation

Compensation Discussion and Analysis

Annual Cash Compensation

Cash Incentive Bonuses, page 102

8.	We are reissuing prior comment 33. You disclose that your compensation committee determined that you achieved a majority of your corporate objectives. Please revise your disclosure in this section to provide a discussion of your Compensation Committee’s evaluation of the level of achievement of each corporate objective and how this level of achievement led to the actual bonus awarded.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on pages 105-106 of Amendment No. 2.

Equity Incentive Compensation, page 103

9.

We are reissuing prior comment 34. You disclose that your board of directors considers qualitative factors, the number of shares available for issuance under the 2006 Option Plan and the contributions that the executives made to corporate

United States Securities and Exchange Commission

October 7, 2010

objectives in 2009 in setting equity incentive awards for 2009. Please expand your disclosure to provide a discussion of the contributions of each executive that were considered by your compensation committee and/or board in their evaluation and how these contributions lead to the number of shares included in the equity incentive award.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 107 of Amendment No. 2.

Director Compensation, page 114

10.	We have reviewed your response to prior comment 37 and we have the following additional comments.

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Your response regarding your board compensation agreements with Mr. Garrambone and Dr. Gotto does not appear to be consistent with your disclosure in your registration statement. You disclose that non-employee directors are only compensated if they have an agreement in place with you with respect to receiving compensation in connection with serving as a member of your board. Furthermore, for the year ended December 31, 2009. Mr. Garrambone and Dr. Gotto were entitled to receive compensation in connection with attending meetings of the board of directors and Mr. Garrambone was entitled to an annual retainer of $20,000. The agreement with Mr. Garrambone which is filed as Exhibit 10.17 does not discuss board compensation arrangements other than stating that you will “continue to provide the compensation previously agreed to in connection with [Mr. Garrambone’s] services as a member of the Board of Directors.” Please file copies of your board compensation agreements with Mr. Garrambone and Dr. Gotto or revise your disclosure to clarify that these agreements will terminate upon the closing of this offering.

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Please expand your disclosure to provide the material terms of your consulting agreements with Mr. Scheer and Dr. Gotto pursuant to Item 402(k)(3)(ii) of Regulation S-K, including the services performed and the payment terms under the agreement.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 120 and page 129 of Amendment No. 2.

If you require additional information, please telephone either Jocelyn M. Arel at (617) 570-1067 or the undersigned at (617) 570-1933.

United States Securities and Exchange Commission

October 7, 2010

Sincerely,

/s/ Michael H. Bison

Michael H. Bison

cc:	Marc D. Beer (Aegerion Pharmaceuticals, Inc.) William H. Lewis (Aegerion Pharmaceuticals, Inc.)
Christine A. Pellizari, Esq. (Aegerion Pharmaceuticals, Inc.)
John T. Cavan (Aegerion Pharmaceuticals, Inc.) Jocelyn M. Arel, Esq. (Goodwin Procter LLP) David E. Redlick, Esq. (Wilmer Cutler Pickering Hale and Dorr LLP)
Brian A. Johnson, Esq. (Wilmer Cutler Pickering Hale and Dorr LLP)